20140008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP
kimberly.debeers@skadden.com

Re: O'Reilly Automotive, Inc.
Incoming letter dated December 26, 2013

Dear Ms. deBeers:

This is in response to your letter dated December 26, 2013 concerning the shareholder proposal submitted to O'Reilly Automotive by John Chevedden. We also have received a letter from the proponent dated January 9, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP
kimberly.debeers@skadden.com

Re: O'Reilly Automotive, Inc.
Incoming letter dated December 26, 2013

Dear Ms. deBeers:

This is in response to your letter dated December 26, 2013 concerning the shareholder proposal submitted to O'Reilly Automotive by John Chevedden. We also have received a letter from the proponent dated January 9, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 22, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: O'Reilly Automotive, Inc.
Incoming letter dated December 26, 2013

The proposal urges the executive pay committee to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy.

We are unable to concur in your view that O'Reilly Automotive may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that O'Reilly Automotive may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 9, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
O'Reilly Automotive, Inc. (ORLY)
Executives to Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 26, 2013 no action request by proxy.

In regard to the relevance of the supporting statement, by February 18, 2013 management opposition statements had been received from the following companies that cited the good governance polices of the respective companies in areas other than the core topic of the shareholder proposal:

Lockheed Martin Corporation (LMT)
Allergan, Inc. (AGN)
The McGraw-Hill Companies, Inc. (MHP)

Attached is the Lockheed Martin management opposition statement that highlights areas in addition to the core topic of the shareholder proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Jeffrey L. Groves <jgroves@oreillyauto.com>

Exhibit: From Lockheed Martin 2013 proxy (see page 2):.

Board of Directors Statement in Opposition to Proposal 4
Your Board does not believe that the proposed stockholder written consent arrangement is an appropriate corporate governance model for a widely-held public company. This proposal has the potential to be cumbersome and time consuming, and may create confusion among our stockholders. Multiple groups of stockholders would be able to solicit written consents at any time and as frequently as they choose on a range of special or self-interested issues. It also is possible that consent solicitations may conflict with one another or be duplicative, or may be directed at the interests of a group of stockholders and not at the interests of the Corporation or the stockholders as a whole.

Matters that are sufficiently important to require stockholder approval should be communicated in advance, so that they can be considered and voted upon by all stockholders based on appropriate and timely disclosure. This proposal would allow a group of stockholders to take action by written consent without prior communication to all stockholders of the proposed action or the reasons for the action. In that regard, this proposal disenfranchises stockholders who do not have the opportunity to participate in the process. Maryland law only permits stockholders to take action by less than unanimous written consent if it is expressly authorized in a corporation's charter. Because Lockheed Martin's Charter does not provide for stockholder action by less than unanimous written consent, all stockholders currently have an opportunity to consider any action subject to stockholder approval sufficiently in advance of the action being taken.

Requiring that all stockholder business be acted upon at a meeting is an inherently more democratic and open process than this proposal and helps to ensure the accuracy and completeness of information presented to stockholders to obtain their approval. The Corporation's Bylaws require minimum advance notice and disclosures regarding the matters to be presented and voted upon at meetings, as well as relevant information about the interests of the proponents of such actions. The Board believes that its members, as elected representatives charged with pursuing the best interests of the Corporation, should be provided the opportunity to consider stockholder proposals carefully, so that the Board may make appropriate recommendations to stockholders regarding the proposals.

The Board believes that an open and candid dialogue between the Board, management and stockholders is in the Corporation's best interests. To foster that dialogue, the Board has an established mechanism for stockholders to raise important matters outside the annual meeting cycle. Stockholders may communicate confidentially at any time with the Lead Director or with the non-management directors as a group (see details on page 79). The Board also encourages management, consistent with the Corporation's obligations under the securities laws, to disseminate information about the business broadly. Members of senior management regularly participate in conferences and other forums with stockholders and the investment community where there are opportunities to provide updates about the Corporation's plans and progress toward achievement of our objectives. Management also regularly seeks input from stockholders on governance issues.

As part of the Board's continuous review of, and commitment to, best corporate governance practices and as a result of management's ongoing dialogue with stockholders, in recent years the Corporation has adopted a number of governance changes. In recent years, the Board has amended the Corporation's Bylaws to reduce the percentage of shares that an individual stockholder or group of stockholders must own to cause the Corporate Secretary to call a special meeting of stockholders (see further discussion on page 13). These changes have been implemented by the Board with a view toward balancing stockholders' rights to call a special meeting between annual meetings and the desire to enable the Board and management to focus their energies and attention on the business of the Corporation. The Corporation also adopted a majority vote standard for uncontested director elections and eliminated certain supermajority vote provisions in the Corporation's Charter. In addition, each member of the Board is elected annually, all of the current directors (except for two management directors) are independent, and the Corporation does not have a "Poison Pill." Finally, our current practice of not authorizing action by less than unanimous written consent is consistent with the approach taken by the majority of widely-held public companies. As has been its practice, the Board will continue to review best corporate governance practices and adopt those it believes, in light of specific circumstances, serve the best interests of the Corporation.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

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December 26, 2013

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: O'Reilly Automotive, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, O'Reilly Automotive, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The resolution of the Proposal is copied below:

> Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of 50% of net after-tax shares.
>
> This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

The text of the supporting statement contained in the Proposal is copied below:

> Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."
>
> This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:
>
> GMI Ratings, an independent investment research firm, rated our board F. There were 4 inside directors on our board. Paul Lederer, our Lead Director and also on our audit committee, was potentially over-committed with seats on 3 other company boards. Three directors received more than 14% in negative votes: Charles O'Reilly Jr., Lawrence O'Reilly and Rosalie O'Reilly-Wooten. Four directors had 33 to 44 years tenure each, which negatively impacts director

> independence: Rosalie O'Reilly-Wooten, David O'Reilly, Lawrence O'Reilly and Charles O'Reilly Jr.
>
> GMI rated ORLY accounting D. GMI said there were forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to our company's own history. There were forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to our company's own history.
>
> GMI said its global Environmental, Social and Governance rating for O'Reilly Automotive was F. O'Reilly had not incorporated links to environmental or social performance in its incentive pay policies. Our board had not assumed formal responsibility for strategic oversight of O'Reilly's environmental practices.
>
> Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value[.]

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2014 proxy materials pursuant to Rule 14a-8(i)(3) because substantial portions of the supporting statement are irrelevant to the subject matter of the Proposal.

III. Background

The Company received the Proposal, accompanied by a cover letter from the Proponent, on November 13, 2013, and received a letter from Fidelity Investments, dated November 19, 2013, verifying the Proponent's stock ownership as of such date. On November 22, 2013, the Company sent a letter to the Proponent acknowledging receipt of the Proposal and requesting a copy of the GMI Ratings report referenced in the Proposal. On November 26, 2013, the Company received an email response from the Proponent indicating that the Company could request a complimentary overview copy of certain GMI Ratings reports. A copy of the Proposal, cover letter, broker letter and related correspondence is attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because Substantial Portions of the Supporting Statement Are Irrelevant to the Subject Matter of the Proposal.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff recognized that exclusion or modification of a proposal may be appropriate under Rule 14a-8(i)(3) where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

The Staff has permitted exclusion under Rule 14a-8(i)(3) when substantial portions of a supporting statement were irrelevant to the proposal's subject matter. *See Entergy Corp.* (Feb. 14, 2007) (permitting exclusion of a proposal when the supporting statement's reference to various perceived deficiencies intended to demonstrate that the company's "governance standards were not impeccable" were irrelevant to the subject matter of the proposal, which called for a vote on an advisory resolution to approve the compensation committee report); *Energy East Corp.* (Feb. 12, 2007) (same). *See also*, *Bob Evans Farms, Inc.* (June 26, 2006) (permitting exclusion of a portion of the supporting statement when such portion's reference to the share ownership of the company's five largest shareholders was irrelevant to the subject matter of the proposal, which sought board declassification); *Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of portions of the supporting statement when such portions' focus on social and environmental concerns was irrelevant to the subject matter of the proposal, which requested approval of a rights plan); *Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of portions of the supporting statement when such portions' focus on environmental, human rights and other concerns was irrelevant to the subject matter of the proposal, which requested the separation of the chairman and CEO positions).

Here, substantial portions of the supporting statement are irrelevant to the Proposal's subject matter. Based on the resolution, the Proposal's subject matter is stock retention. Only the first paragraph of the supporting statement, however, relates to stock retention. The other five paragraphs concern perceived deficiencies related to environmental, social and corporate governance matters, which have no relation whatsoever to stock retention. Even the supporting statement acknowledges its distraction from the matter at hand, attempting to, in its one-sentence summation, "*[r]eturn[] to the core topic of this proposal from the context of our clearly improvable corporate governance*." (Emphasis added.) In addition, despite the supporting statement's plea that the Proposal should "be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance," the perceived deficiencies in such performance will not be addressed by the Proposal's implementation. The supporting statement's references to such perceived deficiencies are, therefore, irrelevant and create a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, consistent with *Entergy* and *Energy East*, the Proposal is excludable in its entirety under Rule 14a-8(i)(3). Alternatively, if the Staff does not permit exclusion of the entire Proposal, we respectfully request that, consistent with the other precedent cited above, the Proponent be required to remove the last five paragraphs of the supporting statement as irrelevant to the Proposal's subject matter.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal or, in the alternative, excludes the referenced portions of the Proposal from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Kimberly A. deBeers

Enclosures
cc: John Chevedden

EXHIBIT A

(see attached)

From: " *** FISMA & OMB Memorandum M-07-16 ***
Date: November 12, 2013 at 10:26:09 PM PST
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Subject: Rule 14a-8 Proposal (ORLY)``

Mr. Groves,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden-- This message has been scanned for viruses and dangerous content, and is believed to be clean. Message id: 21857601349.AE0DB

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David E. O'Reilly
Chairman of the Board
O'Reilly Automotive, Inc. (ORLY)
233 S. Patterson Ave.
Springfield, MO 65802
Phone: 417 862-6708

Dear Mr. O'Reilly,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 13, 2013
John Chevedden | Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Tricia Headley
Corporate Secretary
Fax: 417-874-7242
Jeffrey L. Groves <jgroves@oreillyauto.com>
General Counsel

[ORLY: Rule 14a-8 Proposal, November 12, 2013]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of 50% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board F. There were 4 inside directors on our board. Paul Lederer, our Lead Director and also on our audit committee, was potentially over-committed with seats on 3 other company boards. Three directors received more than 14% in negative votes: Charles O'Reilly Jr., Lawrence O'Reilly and Rosalie O'Reilly-Wooten. Four directors had 33 to 44 years tenure each, which negatively impacts director independence: Rosalie O'Reilly-Wooten, David O'Reilly, Lawrence O'Reilly and Charles O'Reilly Jr.

GMI rated ORLY accounting D. GMI said there were forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to our company's own history. There were forensic accounting ratios related to asset-liability valuation that had extreme values either relative to industry peers or to our company's own history.

GMI said its global Environmental, Social and Governance rating for O'Reilly Automotive was F. O'Reilly had not incorporated links to environmental or social performance in its incentive pay policies. Our board had not assumed formal responsibility for strategic oversight of O'Reilly's environmental practices.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 19, 2013 at 10:06:58 PM CST
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Cc: "Mandy Spigle" <aspigle@oreillyauto.com>
Subject: Rule 14a-8 Proposal (ORLY) nfn

Mr. Groves,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden

-- This message has been scanned for viruses and dangerous content, and is believed to be clean.
Message id: 6F8FD601349.A08F4

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 11-19-13	# of pages ▸
To Jeffrey Graves	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 417-874-7242	Fax #	

November 19, 2013

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 66 shares of Direct TV (CUSIP: 25490A309, trading symbol: DTV), no fewer than 66 shares of Duke Energy Corp. (CUSIP: 26441C204, trading symbol: DUK), no fewer than 80 shares of Expeditors International of Washington Corp. (CUSIP: 302130109, trading symbol: EXPD), no fewer than 100 shares of Tinken Co. (CUSIP: 887389104, trading symbol: TKR) and no fewer than 60 shares of O'Reilly Automotive, Inc. (CUSIP: 67103H107, trading symbol: ORLY) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W409378-19NOV13

O'Reilly AUTO PARTS
PROFESSIONAL PARTS PEOPLE

P.O. Box 1156 ✤ 233 S. Patterson
Springfield, MO 65801
Phone (417)-862-3333
www.oreillyauto.com

November 22, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Chevedden:

I am writing to acknowledge receipt on November 13, 2013 of your shareholder proposal (the "Proposal") submitted to O'Reilly Automotive, Inc. ("O'Reilly") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in O'Reilly's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting") and to request certain additional information from you.

The supporting statement accompanying the Proposal purports to summarize statements from a GMI Ratings report that is not publicly available. In order for us to verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, please provide us with a copy of this report no later than 14 calendar days from the date you receive this letter.

Once we receive the GMI Ratings report, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. O'Reilly reserves the right to seek relief from the SEC, as appropriate.

Very truly yours,

O'REILLY AUTOMOTIVE, INC.

Jeffrey L. Groves
General Counsel
Vice President of Legal
Direct Line: (417) 829-5763
Fax No.: (417) 874-7102

Enclosures

cc: Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 26, 2013 at 11:40:51 AM EST
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Cc: "Becky Piland" <bpiland@oreillyauto.com>
Subject: Rule 14a-8 Proposal (ORLY)gmi`

Mr. Groves,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 9, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
O'Reilly Automotive, Inc. (ORLY)
Executives to Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 26, 2013 no action request by proxy.

In regard to the relevance of the supporting statement, by February 18, 2013 management opposition statements had been received from the following companies that cited the good governance polices of the respective companies in areas other than the core topic of the shareholder proposal:

Lockheed Martin Corporation (LMT)
Allergan, Inc. (AGN)
The McGraw-Hill Companies, Inc. (MHP)

Attached is the Lockheed Martin management opposition statement that highlights areas in addition to the core topic of the shareholder proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Jeffrey L. Groves <jgroves@oreillyauto.com>

From: " *** FISMA & OMB Memorandum M-07-16 ***
Date: November 12, 2013 at 10:26:09 PM PST
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Subject: Rule 14a-8 Proposal (ORLY)``

Mr. Groves,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden-- This message has been scanned for viruses and dangerous content, and is believed to be clean. Message id: 21857601349.AE0DB

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David E. O'Reilly
Chairman of the Board
O'Reilly Automotive, Inc. (ORLY)
233 S. Patterson Ave.
Springfield, MO 65802
Phone: 417 862-6708

Dear Mr. O'Reilly,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 13, 2013
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Tricia Headley
Corporate Secretary
Fax: 417-874-7242
Jeffrey L. Groves <jgroves@oreillyauto.com>
General Counsel

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 19, 2013 at 10:06:58 PM CST
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Cc: "Mandy Spigle" <aspigle@oreillyauto.com>
Subject: Rule 14a-8 Proposal (ORLY) nfn

Mr. Groves,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden

-- This message has been scanned for viruses and dangerous content, and is believed to be clean.
Message id: 6F8FD601349.A08F4

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 11-19-13	# of pages ▸
To Jeffrey Graves	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 417-874-7292	Fax #	

November 19, 2013

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 66 shares of Direct TV (CUSIP: 25490A309, trading symbol: DTV), no fewer than 66 shares of Duke Energy Corp. (CUSIP: 26441C204, trading symbol: DUK), no fewer than 80 shares of Expeditors International of Washington Corp. (CUSIP: 302130109, trading symbol: EXPD), no fewer than 100 shares of Tinken Co. (CUSIP: 887389104, trading symbol: TKR) and no fewer than 60 shares of O'Reilly Automotive, Inc. (CUSIP: 67103H107, trading symbol: ORLY) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W409378-19NOV13

O'Reilly AUTO PARTS
PROFESSIONAL PARTS PEOPLE

P.O. Box 1156 ✤ 233 S. Patterson
Springfield, MO 65801
Phone (417)-862-3333
www.oreillyauto.com

November 22, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Chevedden:

I am writing to acknowledge receipt on November 13, 2013 of your shareholder proposal (the "Proposal") submitted to O'Reilly Automotive, Inc. ("O'Reilly") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in O'Reilly's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting") and to request certain additional information from you.

The supporting statement accompanying the Proposal purports to summarize statements from a GMI Ratings report that is not publicly available. In order for us to verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, please provide us with a copy of this report no later than 14 calendar days from the date you receive this letter.

Once we receive the GMI Ratings report, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. O'Reilly reserves the right to seek relief from the SEC, as appropriate.

Very truly yours,

O'REILLY AUTOMOTIVE, INC.

Jeffrey L. Groves
General Counsel
Vice President of Legal
Direct Line: (417) 829-5763
Fax No.: (417) 874-7102

Enclosures

cc: Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 26, 2013 at 11:40:51 AM EST
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Cc: "Becky Piland" <bpiland@oreillyauto.com>
Subject: Rule 14a-8 Proposal (ORLY)gmi`

Mr. Groves,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.